UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Capital Properties, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

140430109

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 140430109

1	Names of Reporting Persons
P. Oppenheimer Investment Partnership, LP Oppenheimer-Close Investment Partnership, LP Oppvest, LLC Oppenheimer + Close, LLC Carl K. Oppenheimer
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

P. Oppenheimer Investment Partnership, LP - Delaware

Oppenheimer-Close Investment Partnership, LP - Delaware

Oppenheimer + Close, LLC - Delaware

Oppvest, LLC - Delaware

Carl K. Oppenheimer - U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 21,380

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 306,422

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

	6	Shared Voting Power
0
	7	Sole Dispositive Power

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 21,380

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 306,422

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 50,440

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 335,482

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)

P. Oppenheimer Investment Partnership, LP - 4.2%

Oppenheimer-Close Investment Partnership, LP - 0.1%

Oppenheimer + Close, LLC - 0.8%

Oppvest, LLC - 4.3%

Carl K. Oppenheimer - 5.1%

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

12	Type of Reporting Person (See Instructions)
P. Oppenheimer Investment Partnership, LP - PN Oppenheimer-Close Investment Partnership, LP - PN Oppenheimer + Close, LLC - IA Oppvest, LLC - OO, IA Carl K. Oppenheimer - IN

Item 1.

(a) Name of Issuer: Capital Properties, Inc.

(b) Address of Issuer's Principal Executive Offices: 5 Steeple Street, Unit 303, Providence, RI 02903

Item 2.

(a) Name of Person Filing: P. Oppenheimer Investment Partnership, LP; Oppenheimer-Close Investment Partnership, LP; Oppenheimer + Close, LLC; Oppvest, LLC; Carl K. Oppenheimer

(b) Address of Principal Business Office or, if None, Residence: 119 West 57th Street, Suite 1515, New York, NY 10019

(c) Citizenship: P. Oppenheimer Investment Partnership, LP - Delaware; Oppenheimer-Close Investment Partnership, LP - Delaware; Oppenheimer + Close, LLC - Delaware; Oppvest, LLC - Delaware; Carl K. Oppenheimer - United States

(d) Title and Class of Securities: Class A Common Stock, $.01 par value

(e) CUSIP No.: 140430109

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 50,440

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 335,482

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(b) Percent of Class:

P. Oppenheimer Investment Partnership, LP - 4.2%

Oppenheimer-Close Investment Partnership, LP - 0.1%

Oppenheimer + Close, LLC - 0.8%

Oppvest, LLC - 4.3%

Carl K. Oppenheimer - 5.1%

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 21,380

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 306,422

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

 (ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

P. Oppenheimer Investment Partnership, LP - 279,951

Oppenheimer-Close Investment Partnership, LP - 5,091

Oppenheimer + Close, LLC - 21,380

Oppvest, LLC - 285,042

Carl K. Oppenheimer - 306,422

*Oppvest, LLC ("Oppvest"), in its capacity as General Partner of P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP, may be deemed a beneficial owner of the 285,042 shares held by P. Oppenheimer Investment Partnership, LP and Oppenheimer-Close Investment Partnership, LP. Mr. Carl K. Oppenheimer, as managing member of Oppvest, LLC and Oppenheimer + Close, LLC, may be deemed beneficial owners of 335,482 shares of the issuer. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Oppvest, LLC; Oppenheimer + Close, LLC; and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, LLC or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8. Identification and classification of members of the group. Not applicable

Item 9. Notice of Dissolution of Group. Not applicable

Item 10. Certifications. Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  10/23/2024

Carl K. Oppenheimer

Name/Title: Carl K. Oppenheimer, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).